

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)107(JY)



03050055

3rd April, 2003

03 APR -7 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement published by BOC Hong Kong (Holdings) Limited in the press in Hong Kong on 3rd April, 2003 in relation to the change of chairman of Bank of China, the Company's ultimate holding company for your attention. .

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

4/16

…./page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited



Jason C.W. Yeung
Company Secretary

Encl.

South China Morning Post
Thursday, April 3, 2003



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT

The State Council has appointed Mr. Xiao Gang (肖鋼) as the Chairman and President of Bank of China. The Company and BOCHK are now in the course of making appropriate succession arrangements.

The Directors of the Company hereby announce that the Company has been informed that the State Council has appointed Mr. Xiao Gang (肖鋼) as the Chairman and President of Bank of China ("BOC"), the ultimate holding company of the Company. Mr. Liu Mingkang (劉明康), the former Chairman and President of BOC, has been appointed Chairman of the China Banking Regulatory Commission.

Mr. Liu will resign as the Chairman and Director of the Company and Bank of China (Hong Kong) Limited ("BOCHK"), the principal operating subsidiary of the Company. The Company and BOCHK are now in the course of making appropriate succession arrangements. Further announcement will be made upon fulfillment of all applicable legal and regulatory requirements (including, among others, the Banking Ordinance) in respect of the aforesaid matters.

The Directors wish Mr. Liu every success in his new position and in all his future endeavours.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 2nd April, 2003